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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J.J.B. Hilliard, W.L. Lyons, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 W. Jefferson Street
(No. and Street)

Louisville	Kentucky	40202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles M. Grimley — (502) 588-8400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

41 South High Street, Suite 2500	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AFFIRMATION

We, James R. Allen and Paul J. Moretti, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to J.J.B. Hilliard, W.L. Lyons, Inc. for the year ended December 31, 2007, are true and correct, and such financial statements and supplemental schedules have been made available to all members and allied members of the New York Stock Exchange in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are classified as customer accounts (credits $110,416).

James R. Allen — February 27, 2008
Date

Chief Executive Officer
Title

Paul J. Moretti — February 27, 2008
Date

Chief Financial Officer
Title

Notary Public

My Commission expires: October 27, 2009

J.J.B. Hilliard, W.L. Lyons, Inc.
(S.E.C. I.D. No. 8-33133)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
41 South High Street
Suite 2500
Columbus, OH 43215
Telephone (614) 225-8700
Facsimile (614) 224-1044

Report of Independent Auditors

To the Board of Directors and Shareholder of
J.J.B. Hilliard, W. L. Lyons, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of J.J.B. Hilliard, W.L. Lyons, Inc. (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2008

J.J.B. Hilliard, W.L. Lyons, Inc.

Statement of Financial Condition

December 31, 2007

ASSETS	
Cash	$ 12,470,825
Securities owned, at market value	95,243,845
Receivable from brokers, dealers and clearing organizations	30,517,531
Receivable from customers	165,708,718
Receivable from affiliates	1,463,077
Notes receivable from employees	7,676,457
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $14,940,070)	7,682,921
Goodwill	112,791,332
Deferred income taxes	1,997,106
Other	24,577,634
TOTAL ASSETS	$460,129,446
LIABILITIES	
Drafts payable	$ 36,876,633
Securities sold, not yet purchased, at market value	2,233,945
Payable to brokers, dealers and clearing organizations	10,868,932
Payable to customers	118,756,985
Payable to affiliate	11,727,381
Accrued compensation and employee benefits	38,398,892
Other	6,831,920
TOTAL LIABILITIES	225,694,688
Commitments and contingencies - Note 10	
SUBORDINATED LIABILITY	210,000,000
SHAREHOLDER'S EQUITY	
Common stock, no par value	
Authorized: 1,000 shares	
Issued: 566 shares	3,686,486
Additional paid in capital	22,326,990
Accumulated deficit	(1,578,718)
Total shareholder's equity	24,434,758
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$460,129,446

See accompanying Notes to Statement of Financial Condition.

J.J.B. Hilliard, W.L. Lyons, Inc.

Notes to Statement of Financial Condition

December 31, 2007

1. Business

J.J.B. Hilliard, W.L. Lyons, Inc. (the "Company") is a wholly owned subsidiary of PNC HL Holding Corp. (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE"), various other exchanges and the Financial Industry Regulatory Authority. The Company is engaged in various securities related activities including retail brokerage, securities trading, investment banking, asset management and correspondent clearing. The Company, headquartered in Louisville, Kentucky, serves a diverse group of individual investors and domestic companies and principally operates in the eastern half of the United States.

2. Accounting Policies

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. Assets, including cash, securities borrowed, employee notes and other receivables are carried at cost, which approximates fair value. Customer receivables, primarily consisting of floating-rate loans collateralized by marginable securities, are charged interest rates similar to other such loans made throughout the industry and, as a result, approximate fair value. The Company's subordinated liability and short-term liabilities such as drafts payable, bank loans and certain other payables are recorded at contracted amounts which approximate fair value.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "*Fair Value Measurements*", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. As required, the Company adopted SFAS No. 157 prospectively beginning January 1, 2008. The adoption of this standard did not have a material effect on the statement of financial condition at January 1, 2008.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities— Including an amendment of FASB Statement No. 115.*" This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option may be applied on an instrument by instrument basis with a few exceptions. The election is irrevocable and

must be applied to entire instruments and not to portions of instruments. SFAS No. 159 is effective beginning January 1, 2008. The adoption of this standard did not have a material effect on the statement of financial condition at January 1, 2008.

Cash and Drafts Payable

Cash includes cash on deposit with an affiliate of $1.8 million. Securities owned includes an investment of $69.3 million in a money market mutual fund managed by an affiliate. Both the cash on deposit and the money market mutual fund balance with affiliates is available for use against drafts payable to customers of $36.9 million due to cross-collateral provisions.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are recorded at market value based upon quoted market prices. Customers' securities transactions are reported on a settlement date basis.

Securities Borrowed

Securities borrowed are included in receivables from brokers, dealers and clearing organizations. Securities borrowed result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash with the lender. The amount of collateral deposited for securities borrowed is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed daily, with additional collateral obtained or excess collateral refunded as necessary.

Goodwill

Goodwill represents the excess fair value pushed down to the Company in conjunction with its acquisition by PNC in December, 1998. In accordance with SFAS No. 142, "*Goodwill and Other Intangible Assets,*" goodwill is no longer amortized, but rather is tested for impairment annually. During 2007, the Company performed the required impairment test and determined that no impairment existed.

Depreciation and Amortization

Furniture and equipment are depreciated over their estimated economic lives, generally one to seven years, using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Income Taxes

The Company is a participant in a master tax sharing policy with PNC and its subsidiaries. Federal income taxes represent an agreed upon allocation from PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the consolidated group. The Company uses the asset and liability method to account for deferred income

taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.

In July 2006, FASB Interpretation 48 ("FIN 48"), "*Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*" was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the statement of financial condition and sets forth recognition, derecognition and measurement criteria for tax positions taken or expected to be taken in a tax filing. For the Company, this guidance was effective for all tax positions taken or expected to be taken beginning on January 1, 2007. The adoption of FIN 48 did not result in a cumulative adjustment to equity. Upon adoption at January 1, 2007, the amount of unrecognized tax benefits was not material and it is also not material at December 31, 2007.

In May 2007, the FASB issued Staff Position ("FSP") FIN 48-1, "*Definition of Settlement in FASB Interpretation ("FIN") No. 48.*" This FSP amended FIN 48 to provide guidance as to the determination of whether a tax position is deemed effectively settled for purposes of recognizing previously unrecognized tax benefits under FIN 48. This guidance was adopted effective January 1, 2007 in connection with our adoption of FIN 48.

3. Securities Owned and Securities Sold, Not Yet Purchased – at market value

December 31, 2007	Owned	Sold, Not Yet Purchased
U.S. Government and federal agency obligations	$ 4,164,696	$ 164,681
State and municipal government obligations	12,558,161	-
Corporate obligations	1,283	137,820
Stocks	8,852,792	546,442
Money market mutual fund	69,336,545	-
Other	330,368	1,385,002
	$95,243,845	$2,233,945

U.S. Government obligations owned with a market value of approximately $1.2 million, which are included in the table above, were pledged as collateral with a clearing organization at December 31, 2007.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

December 31, 2007	Receivable	Payable
Securities failed-to-deliver / receive	$ 2,162,723	$ 4,634,486
Securities borrowed / loaned	5,139,300	-
Amounts due from / to brokers and dealers through clearing organizations	2,631,299	2,916,674
Net trade date revenue recognition adjustment	16,206,750	-
Other	4,377,459	3,317,772
	$30,517,531	$10,868,932

Receivables related to securities failed-to-deliver and securities borrowed are collateralized by the underlying securities. At December 31, 2007, the Company obtained securities with a fair value of $5.0 million under securities borrowed arrangements, all of which have been either pledged or otherwise transferred to others to satisfy its commitments under proprietary and customer short sales.

5. Notes Receivable from Employees

From time to time, the Company will loan money to certain qualifying individuals at their time of hire and subsequently if certain criteria are met. The related promissory notes have maturities ranging from three to ten years and bear interest based on the current market rate at the time of issuance. The notes are payable on demand in the event the employee terminates prior to the maturity date of the loan. The Company will also enter into a separate bonus agreement with these individuals, which allows them to earn a bonus each year to assist in the repayment of the note. The bonus is contingent on the continued employment of the individuals.

6. Short-Term Borrowings

At December 31, 2007, the Company had no short-term borrowings. At December 31, 2007, the Company had aggregate unused secured lines with various institutions totaling $338.0 million, including $300.0 million from an affiliate and aggregate unused unsecured lines with various institutions totaling $60.0 million, including $50.0 million from an affiliate.

7. Subordinated Liability

The Company has a subordinated loan in the amount of $210.0 million from the Parent, which is included as regulatory capital for purposes of computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"). The subordinated loan is unsecured, scheduled to mature in October 2009 and has a variable interest rate based on LIBOR plus two hundred basis points (2%) adjusted on a quarterly basis (7.23% at December 31, 2007).

The Company also has a variable rate revolving subordinated credit facility in the amount of $100.0 million from the Parent. No amount was drawn on this facility at December 31, 2007.

8. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving financial instruments with off-balance sheet risk, including securities sold short and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The obligation for securities sold short represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the statement of financial condition. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within three business days after the trade

date. These transactions may expose the Company to off-balance sheet risk in the event that the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Settlement of these transactions did not have a material effect on the Company's statement of financial condition.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors the required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans or other borrowings. At December 31, 2007, the value of customer margin securities was $1.7 billion. A portion of these securities were available to the Company to utilize as collateral for various borrowings or other purposes. The Company had pledged $45.0 million of these available securities with clearing organizations as collateral for margin deposit requirements. At December 31, 2007, the Company had no bank loans outstanding and no securities pledged for this purpose. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

9. Regulatory Matters

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1. The Company calculates its net capital using the alternative method, which requires the Company to maintain minimum net capital equal to the greater of 2% of aggregate debit items, as defined, or $1.0 million. A reduction in business is required and cash dividends and other payments would be precluded if the ratio falls below 5% of aggregate debit items. At December 31, 2007, the Company's percentage of net capital to aggregate debits was 41.08%. Net capital was $77.0 million, which exceeded the minimum required amount by $73.3 million.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine,

among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

10. Commitments

The Company reviews for guarantees following FASB Interpretation No. 45, *Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.*

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had no contractual commitments relating to underwriting agreements or purchases of securities on a when-issued basis at December 31, 2007.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions, however, based on past experience, the potential for any material exposure is remote.

The Company participates in the NYSE Medallion Signature Program whereby the Company will guarantee the authenticity of client signatures on stock certificates submitted for sale or transfer to a transfer agent. The Company does maintain specific insurance coverage for protection in the event of signature fraud. It is not possible to quantify the aggregate exposure, if any, to the Company resulting from this type of indemnification; however, based on past experience, the potential for any material exposure is remote.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet those shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, based on past experience, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these agreements.

In connection with margin deposit requirements of The Options Clearing Corporation, the Company has pledged securities valued at $45.0 million. At December 31, 2007, the amounts on deposit satisfied the minimum margin deposit requirement of $22.4 million.

The Company has entered into various agreements with vendors for services that include cancellation clauses expiring in 2008, 2009 and 2010. Remaining payments required under these cancellation clauses are $2.2 million, $0.3 million and $0.1 million, respectively. At December 31, 2007, none of these agreements had been cancelled.

The Company leases certain of its branch sales offices, postage and copier equipment under non-cancelable leases expiring between 2008 and 2017. Certain of these leases contain renewal options and include provisions for escalation of rentals based upon inflationary factors.

Minimum annual rental payments under these leases are as follows:

2008	$ 6,044,000
2009	5,055,000
2010	3,701,000
2011	2,929,000
2012	2,105,000
Thereafter	7,075,000
Total	$26,909,000

11. Litigation

In the normal course of business, the Company is subject to various pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Management does not anticipate that the ultimate aggregate liability, if any, arising out of such matters will have a material adverse effect on the Company's statement of financial condition.

12. Employee Benefits

The Company sponsors a contributory profit sharing plan, which covers substantially all employees. Company contributions to the plan include a base contribution for those participants employed at December 31, a matching of employee contributions and a discretionary profit sharing contribution as determined by the Company's Executive Compensation Committee. An affiliate manages certain assets of the profit sharing plan on the Company's behalf at no cost to the Company.

Full-time employees with six months and part-time employees with twelve months of continuous employment with the Company are eligible to participate in the PNC Employee Stock Purchase Plan at the commencement of the next six-month offering period. Participants may purchase PNC common stock at 95% of the fair market value on the last day of each six-month offering period. The tax benefits associated with disqualifying dispositions of stock acquired under this plan reduced taxes currently payable and is recorded as an increase to additional paid in capital on the statement of financial condition.

13. Other Related Party Transactions

The Company receives investment advisory fees for managing certain affiliated mutual funds and also performs shareholder accounting and administrative services for certain affiliated mutual funds. At December 31, 2007, included in other receivables is $413,000 and $762,000 for investment advisory fees and shareholder accounting and administrative services, respectively.

During the year, the Company participated in the placement of several new issues of securities managed by an affiliate and also distributed affiliate products.

The Company provides fully-disclosed securities clearing, execution and administrative support to an affiliate. The amount due to that affiliate at December 31, 2007 for net brokerage commissions earned by that affiliate was $11.8 million.

The Company also receives product-servicing support and administrative services from various affiliates. The amount due to affiliates for these services at December 31, 2007 was $36,000.

14. Income Taxes

A deferred tax asset of $2.0 million is included on the statement of financial condition. A deferred tax liability of $0.6 million is included in other liabilities on the statement of financial condition. Temporary differences, which give rise to the deferred taxes, are deferred sales bonuses, other reserves and accelerated depreciation. The Company has a deferred tax asset of $0.3 million for state net operating losses in states where the Company has ceased doing business. Management believes the asset will not be realized and has set up an equivalent valuation allowance.

15. Pending Sale of the Company

On November 16, 2007, PNC entered into a definitive agreement to sell the Company to Houchens Industries, Inc. The transaction is expected to be completed in the first half of 2008 subject to regulatory and certain other required approvals. The Company does not anticipate any material impact to the statement of financial condition and expects to maintain net capital levels in excess of those required by SEC Rule 15c3-1 subsequent to the completion of the transaction.

* * * * * *

Pursuant to SEC Rule 17a-5, the Company's Audited Statement of Financial Condition as of December 31, 2007, is available for your examination at our Louisville corporate office or at the Chicago regional office of the Securities and Exchange Commission.

END